

16012041

SEC SECI
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FEB 26 2016
Washington DC
403

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 67940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Hernandez (646) 454-3742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

Five Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mike Hernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCap Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public 2/25/2016

NATHALIE URIBE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01UR6126524
Qualified in Queens County
My Commission Expires May 09, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCap Securities, Inc.

Statement of Financial Condition

As of December 31, 2015

Contents



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of RCap Securities, Inc.

We have audited the accompanying statement of financial condition of RCap Securities, Inc. (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RCap Securities, Inc. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 25, 2016

A member firm of Ernst & Young Global Limited

RCap Securities, Inc.

Statement of Financial Condition

As of December 31, 2015

Assets		
Cash and cash equivalents	$	30,335,746
Reverse repurchase agreements		8,098,561,355
Deposits with clearing organizations		170,588,548
Other assets		1,815,802
Total assets	$	8,301,301,451
Liabilities		
Repurchase agreements		7,900,379,167
Payable to affiliates		44,124
Accounts payable and other liabilities		523,617
Subordinated borrowings due to parent		150,000,000
Total liabilities		8,050,946,908
Stockholder's equity		
Common stock - par value $.01 per share; 1,000,000 shares authorized, 1,000,0000 issued and outstanding		10,000
Additional paid-in capital		248,845,811
Retained earnings		1,498,732
Total stockholder's equity		250,354,543
Total liabilities & stockholder's equity	$	8,301,301,451

See notes to Statement of Financial Condition.

RCap Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2015

1. Organization and Nature of Business

RCap Securities, Inc. (the "Company" or "RCap") was incorporated in Maryland, on July 3, 2008 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). RCap was granted membership to FINRA in January 2009 and commenced operations in February 2009. RCap received approval as a member of Fixed Income Clearing Corporation ("FICC") on May 4, 2009 and Depository Trust and Clearing Corporation ("DTCC") on October 22, 2009. RCap is a wholly-owned taxable Real Estate Investment Trust ("REIT") subsidiary of Annaly Capital Management, Inc. (the "Parent"). RCap's principal business activity includes operating a financing matched book of predominantly U.S. Agency mortgage-backed securities. RCap is also approved to participate in underwriting syndicates.

2. Significant Accounting Policies

Basis of Presentation – The Statement of Financial Condition and related footnotes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents – The Company defines cash and cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less. This includes amounts deposited in money market funds. Cash and cash equivalents are carried at cost, which approximates fair value.

Reverse Repurchase and Repurchase Agreements – The Company enters into reverse repurchase agreements and repurchase agreements (collectively "Repos") as part of the Company's matched book trading activity. The Company generates income from the spread between what is earned on the reverse repurchase agreements and what is paid on the matched repurchase agreements.

Repos are accounted for as collateralized financing transactions, and are recorded at their contracted resale or repurchase amount plus accrued interest. The Company earns and incurs interest over the term of the Repos on an accrual basis. Repos with the same counterparty and the same maturity are presented net in the Statement of Financial Condition when the terms of the agreement meet the criteria to permit netting.

2. Significant Accounting Policies (continued)

The Company's policy is to monitor the fair value of the underlying collateral daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Repos are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Deposits with Clearing Organizations – The Company is a member of various clearing organizations with which it maintains cash required for the conduct of its day-to-day clearance activities. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Other Assets and Other Liabilities – Other assets consist primarily of receivables, pre-paid expenses, deferred tax assets, deposits and certain equipment and facilities less accumulated depreciation. Other liabilities consist primarily of accrued expenses, accounts payable and accounts payable to affiliates.

Equipment and Facilities – Generally, the Company does not own or lease its own equipment and facilities. The cost of the majority of equipment and facilities, with the exception of the Company's data storage equipment and select trading equipment, is shared with affiliates and is allocated to the Company by the Parent based on an expense sharing agreement.

Use of Estimates – The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Fair Value Measurements and Disclosures – Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, requires the disclosure, at fair value, of all financial instruments, including assets and liabilities recorded in the Statement of Financial Condition at their contract amounts. Management estimates that the carrying values of these financial instruments approximates their fair value, as they are short-term in nature or are open contracts subject to frequent re-pricing.

Legal Reserves – The Company accrues a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. As of December 31, 2015, the Company was not aware of any outstanding claims or legal actions against the Company.

2. Significant Accounting Policies (continued)

Income Taxes – The Company is taxable as a domestic C Corporation and is subject to federal, state and local income taxes based upon its taxable income. The Company provides for income taxes on all transactions that have been recognized in the Statement of Financial Condition. Accordingly, in the event that there are deferred tax assets or liabilities, the deferred taxes would be adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company has recorded a deferred tax asset due to losses incurred as of December 31, 2015.

The provisions of ASC 740, *Income Taxes*, clarify the accounting for uncertainty in income taxes recognized in the Statement of Financial Condition and prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return. ASC 740 also requires that interest and penalties related to unrecognized tax benefits be recognized in the Statement of Financial Condition. The Company does not have any unrecognized tax benefits that would affect its financial position. Thus, no accruals for penalties and interest, which would be included in operating expenses, were necessary as of December 31, 2015.

A summary of recent accounting pronouncements follows:

Standards that are not yet adopted

Financial Instruments - Overall (Subtopic 825-10)

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-01, *Financial Instruments – Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities*. The amendments address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The update is effective January 1, 2018 with early adoption permitted for a provision related to presentation of instrument-specific credit risk of liabilities accounted for under the fair value option. ASU 2016-01 is not expected to have a significant impact on the Company's Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Presentation

Presentation of Financial Statements – Going Concern (Subtopic 205-40)

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-04) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. This ASU requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the Statement of Financial Condition is issued. If conditions or events indicate it is probable that an entity will be unable to meet its obligations as they become due within one year after the Statement of Financial Condition is issued, the update requires additional disclosures. The update is effective for periods beginning after December 15, 2016 with early adoption permitted. ASU 2014-15 is not expected to have an impact on the Company's Statement of Financial Condition.

Standards that were adopted

Presentation

Presentation of Financial Statements (ASC 205)/Property, Plant and Equipment (ASC 360)

In April 2014, the FASB issued ASU No. 2014-08, *Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360) Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*, which raises the threshold for a disposal to be treated as discontinued operations. Under this update, the Company is required to report disposals that represent a strategic shift that has (or will have) a major effect on the Company's operations and financial results if the component of the Company or group of components meets the criteria to be accounted for as held for sale or the component of the Company or group of components is disposed of by sale. The ASU removes requirements that operations and cash flows have been (or will be) eliminated from the ongoing operations and that the Company will not have any significant continuing involvement with the component in order to be reported as discontinued operations. Additionally, ASU 2014-08 also eliminates a number of scope exceptions and requires additional disclosures for transactions that meet the discontinued operations definition and significant items that are disposed of or held for sale that do not meet the discontinued operations criteria. The ASU is effective for reporting periods beginning after December 15, 2014 with early adoption permitted. Adoption did not have a significant impact on the Company's Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Broad Transactions

Transfers and Servicing (ASC 860)

In June 2014, the FASB issued ASU No. 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. This update makes limited amendments to the guidance in ASC 860 on accounting for certain repurchase agreements. The ASU requires entities to account for repurchase-to-maturity transactions as secured borrowings, rather than as sales with forward repurchase agreements. The ASU defines a repurchase-to-maturity transaction as a repo that (1) settles at the maturity of the transferred financial asset and (2) does not require the transferor to reacquire the transferred financial asset. In addition, the ASU eliminates accounting guidance on linked repurchase financing transactions. The ASU also expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers accounted for as secured borrowings. The guidance in this update was effective for the Company beginning January 1, 2015. The adoption of this ASU did not have an impact on the Company's Statement of Financial Condition, but resulted in additional disclosures.

3. Related Party-Transactions

The Company enters into the majority of the reverse repurchase agreements with the Parent company to provide them with a financing source.

The Company entered into a subordinated debt agreement with the Parent on April 30, 2014, which is included in Subordinated borrowings on the Statement of Financial Condition (see Footnote 7). Additionally, the Company entered into a revolving line of credit agreement with the Parent in the amount of $500 million on July 1, 2014 with a one year maturity and annual renewal thereafter. The Company paid a structuring fee of $1.5 million upon execution of this agreement and upon annual renewal thereafter on the anniversary date of the agreement. As the Company paid the entire annual structuring fee for renewal of the agreement on July 1, 2015, $750 thousand remained prepaid at December 31, 2015 which is included in Other assets on the Statement of Financial Condition. As of December 31, 2015 the Company has not drawn upon the line of credit.

Payables to affiliates consist of expenses to be reimbursed to the Parent pursuant to an expense sharing agreement.

3. Related Party Transactions (continued)

Related party transactions are comprised of the following:

Receivable from affiliates:	
Reverse repurchase agreements	$ 8,098,561,355
Other assets (deferred structuring fee)	750,000
Payable to affiliates:	
Subordinated borrowings	150,000,000
Accounts payable	44,124

4. Securities Financing Transactions

The Company enters into Repos to provide financing for its matched book transactions and to earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. agency securities. Under many agreements the Company is permitted to sell or re-pledge the securities received as collateral and deliver to counterparties to cover short positions. As of December 31, 2015, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $8,490,449,652 of which all were received from affiliated companies. The fair value of these securities that had been sold or re-pledged was $7,881,851,166 of which none have been sold or re-pledged to affiliated companies.

5. Reverse Repurchase and Repurchase Agreements

Repos with the same counterparty and the same maturity are presented net on the Statement of Financial Condition when the terms of the agreements permit netting. As of December 31, 2015 there were no instances of Repos with the same counterparty and thus balances were not offset on the Statement of Financial Condition.

The following table summarizes information regarding the remaining maturities and collateral types of Repos on the Statement of Financial Condition as of December 31, 2015:

	Repos by Collateral Type	
	Reverse Repurchase Agreements	Repurchase Agreements
	Agency Mortgage-backed Securities	Agency Mortgage-backed Securities
1 to 29 days	$ 2,195,439,104	$ 7,900,379,167
30 to 59 days	1,248,422,548	-
60 to 89 days	4,654,699,702	-
Total	$ 8,098,561,355	$ 7,900,379,167

6. Fair Value Measurement

The Company follows fair value guidance in accordance with GAAP to account for its financial instruments. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

GAAP requires classification of the instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Statement of Financial Condition or disclosed in the related notes are categorized based on the inputs to the valuation techniques as follows:

6. Fair Value Measurement (continued)

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the overall fair value.

GAAP requires disclosure of fair value information about financial instruments that are not measured at fair value through earnings on a recurring basis in the financial statements, for which it is practical to estimate the value. The carrying value of short term instruments including cash and cash equivalents, deposits with clearing organizations, reverse repurchase agreements and repurchase agreements whose term is less than twelve months, generally approximates fair value due to the short term nature of the instruments. The following table summarizes the estimated fair values for financial instruments and liabilities as of December 31, 2015:

	Level In Fair Value Hierarchy	Carrying Value	Fair Value
Financial assets:			
Cash and cash equivalents	1	$ 30,335,746	$ 30,335,746
Reverse repurchase agreements	1	8,098,561,355	8,098,561,355
Deposits with clearing organizations	1	170,588,548	170,588,548
Financial liabilities:			
Repurchase agreements	1	$ 7,900,379,167	$ 7,900,379,167

7. Subordinated Borrowings

The borrowings under subordination agreements as of December 31, 2015, are listed in the following:

Subordinated notes, 9.25 percent, due April 29, 2019	$ 150,000,000

The subordinated borrowings are with the Parent and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings are carried at cost, which approximates fair value.

8. Commitments, Contingencies and Guarantees

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the Statement of Financial Condition for these transactions.

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business. As of December 31, 2015, the Company was not involved in any claims or legal actions and therefore no accrual was required.

The Company makes use of various policies in the risk management process:

Market Risk – Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

Interest Rate Risk – Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

Counterparty Credit Risk – The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms.

The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various counterparty (defined as "non-customer" pursuant to SEC Rules 15c3-1 and 15c3-3) securities transactions. These activities may expose the Company to default risk arising from the potential that a counterparty may fail to satisfy their obligations. The Company seeks to control the risks associated with its counterparty activities by requiring counterparties to maintain collateral in compliance with regulatory and internal guidelines.

8. Commitments, Contingencies and Guarantees (continued)

Concentrations of Credit Risk – The Company primarily provides financing to its Parent and occasionally provides financing and related services to other domestic counterparties. The Company's exposure to credit risk associated with these transactions is measured for each individual counterparty. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. The Company's primary counterparty to the reverse repurchase agreements is the Parent.

As of December 31, 2015, the Company's significant indirect concentration of credit risk was with the U.S. government and its Agencies. The Company's indirect exposure results from maintaining U.S. government and Agency securities as collateral for reverse repurchase agreements. The Company's direct credit exposure on these transactions is with the Parent; thus the Company has credit exposure to the U.S. government and its Agencies only in the event of the Parent's default.

The Company's significant industry credit concentration is with financial institutions as well as REITs, including both affiliates and third parties. Financial institutions include other brokers and dealers and commercial banks. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

9. Income Taxes

The Company files its own federal, state and local tax returns. The company recorded an income tax benefit for the year ended December 31, 2015 in the amount of $423,354 due to taxable losses incurred by the Company which is recorded in Other assets on the Statement of Financial Condition.

The corporate statutory U.S. federal tax rate is 35%. The Company files tax returns in several U.S. jurisdictions, predominately New York State and New York City. The 2012 through 2015 tax years remain open to U.S. federal, state and local tax examinations.

The Company did not have any uncertain tax positions at December 31, 2015. The Company has recorded a deferred tax asset for the benefit associated with federal taxable loss incurred as of December 31, 2015. This asset will be reduced once a prior year refund has been applied for and the benefit is recognized.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000. As of December 31, 2015, the Company's regulatory net capital of $398,538,741 exceeded the minimum requirement of $250,000 by $398,288,741.

11. Other Regulatory Requirements

The Company is subject to the customer protection requirements of SEC Rule 15c3-3 under the Act. For the December 31, 2015 customer reserve computation, there was no requirement to segregate securities into the special reserve account for the exclusive benefit of customers.

12. Subsequent Events

On January 1, 2016 the Company entered into a new Revolving Line of Credit Agreement with the Parent in the amount of $500 million. The new Revolving Line of Credit Agreement replaced the Company's prior agreement with the Parent. The new agreement contains provisions that relate to the Company's financial status and its ability to draw on the line of credit as well as a commitment fee of 150 basis points of the face amount of the revolving line of credit. These provisions replace provisions of the prior agreement that provided for a structuring fee and conditions for drawing on the line of credit. The Company will amortize the remaining deferred structuring fee of $750 thousand over the life of the new Revolving Line of Credit Agreement.

Additionally, on February 5, 2016 the Company issued a Floating Rate Extendable Loan to Annaly Commercial Real Estate Group, Inc. (an affiliate of the Company) for a lending amount of $250 million. The initial term of the loan is 90 calendar days from the effective date with an automatic extension for successive 90-day periods unless notice is provided by either party of non-extension. This loan had an effect of reducing the Company's net capital by $250 million.